Exhibit 99.1

So-Young International Inc. to Acquire Controlling Interest in Wuhan Miracle Laser Systems, Inc.

BEIJING, China, June 28, 2021 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that it has entered into definitive agreements with Wuhan Miracle Laser Systems, Inc. ("Wuhan Miracle") and shareholders of Wuhan Zeqi Technology Co., Ltd. ("Wuhan Zeqi"), a shareholder of Wuhan Miracle, to acquire controlling interest in Wuhan Miracle for a total consideration of RMB 791 million. The closing of the transaction is subject to customary closing conditions and is currently expected to occur in the third quarter of 2021.

"We believe that China's medical aesthetics industry possesses huge growth potential and we are especially optimistic about non-surgical medical aesthetics," commented Mr. Xing Jin, Chairman and Chief Executive Officer of So-Young. "We hope our strategic investment in Wuhan Miracle will enable us to continue to seize the opportunities of the industry and bring greater returns to our shareholders."

About So-Young

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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